UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Shaw, Allan L.
   800 Third Avenue, 18th Floor
   New York, NY  10022
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Finance; Chief Financial Officer; and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|12/04/|P   |-|5,000             |A  |$9.75      |5,000              |D     |--                         |
1 per share                |96    |    |-|                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Time-based options (Ri|$5.85(1)|--   |--  |-|-- --      |A,D|(2)  |01/01|Common Stock|13,333(|--     |13,333(1)   |D  |            |
ght to Buy)           |        |     |    |-|           |   |     |/05  |            |1)     |       |            |   |            |
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Time-based options (Ri|$5.85(1)|--   |--  |-|-- --      |A,D|(3)  |01/01|Common Stock|43,333(|--     |43,333(1)   |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/06  |            |1)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The Issuer effected a 3-to-2 reverse stock split prior to the completion of its initial public offering.
(2) As of the date hereof, options to purchase 9,259 shares of Common Stock were vested and exercisable by the
Reporting Person. The remaining options will vest and become exercisable ratably on the first day of every month over the succeeding 12 month
period.
(3) As of the date hereof, options to purchase 14,444 shares of Common Stock were vested and exercisable by
the Reporting Person.    The remaining options will vest and become exercisable
on January 1 of each succeeding
year, to the extent of 33.33% of the total number of options granted.
SIGNATURE OF REPORTING PERSON
/s/ Allan L. Shaw
DATE
January 7, 1997